Exhibit 21.1

List of Subsidiaries of DHT Holdings, Inc.

1)	Ann Tanker Corporation
2)	Cathy Tanker Corporation
3)	Chris Tanker Corporation
4)	DHT Chartering, Inc.
5)	DHT Eagle, Inc.
6)	DHT Falcon Limited
7)	DHT Hawk Limited
8)	DHT Management AS
9)	DHT Maritime, Inc.
10)	DHT Phoenix, Inc.
11)	London Tanker Corporation
12)	Newcastle Tanker Corporation
13)	Sophie Tanker Corporation